Exhibit (a)(5)(B)

NEWS RELEASE

Contact:

AMD Investor Relations

Irmina Blaszczyk

408-749-3398

irmina.blaszczyk@amd.com

AMD Public Relations

Brenda Rarick

512-602-8475

brenda.rarick@amd.com

AMD Announces Completion of the Tender Offer for its 5.75%

Convertible Senior Notes due 2012

SUNNYVALE, Calif. — Dec. 17, 2009 — Advanced Micro Devices, Inc. (NYSE: AMD) announced today that it has completed its offer to purchase for cash, on a pro rata basis, up to $1,000,000,000 aggregate principal amount of its 5.75% Convertible Senior Notes due 2012 (the “notes”), at a purchase price equal to $990 per $1,000 of the principal amount of such notes, plus accrued and unpaid interest thereon.

Pursuant to the offer, $1,351,634,000 aggregate principal amount of the notes were validly tendered and not withdrawn. AMD accepted for payment $1,000,000,000 aggregate principal amount of the notes validly tendered and not withdrawn. Payment of the aggregate consideration of approximately $1,010 million (including accrued and unpaid interest) will be made on the validly tendered notes in accordance with the terms of the tender offer. After giving effect to the purchase of the tendered notes, approximately $485,000,000 aggregate principal amount of the notes remains outstanding.

AMD retained J.P. Morgan Securities Inc. and Citadel Securities LLC to act as Dealer Managers for the tender offer. Questions regarding the tender offer may be directed to J.P. Morgan Securities Inc. at (800) 261-5767 (toll-free) or Citadel Securities LLC at (877) 660-1735 (toll-free).

About AMD

Advanced Micro Devices (NYSE: AMD) is an innovative technology company dedicated to collaborating with customers and technology partners to ignite the next generation of computing and graphics solutions at work, home and play. For more information, visit http://www.amd.com.

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